Exhibit 99.1

Constellium Reports Full-Year and Fourth Quarter 2016 Results

Amsterdam – March 9, 2017 – Constellium N.V. (NYSE and Euronext: CSTM) today reported results for the full year and fourth quarter ended December 31, 2016.

•	Shipments of 1.5 million metric tons in 2016, in line with prior year;

Q4 shipments of 344 kt, up 2% from Q4 2015

•	Revenue of €4.7 billion in 2016, down 8% primarily due to lower metal prices;

Q4 revenue of €1.2 billion, up 3% from Q4 2015

•	Net loss of €4 million in 2016 compared to a net loss of €552 million, which included significant asset impairment charges, in 2015;

Q4 2016 net loss comparison benefited for similar reasons

•	Adjusted EBITDA of €377 million in 2016, up 10%; driven by strong performance in P&ARP and AS&I and stable performance in A&T;

Q4 Adjusted EBITDA of €81 million, up 8% from Q4 2015

•	Refinancing of the Wise Senior Secured Notes with Constellium Senior Notes completed in February 2017

Commenting on 2016 results, Jean-Marc Germain, Constellium’s Chief Executive Officer said: “In 2016 Constellium’s Adjusted EBITDA grew 10% to €377 million reflecting continued operational improvement in our P&ARP segment, strong momentum and higher profitability in our AS&I segment and stable performance in our A&T segment despite evidence of softening aerospace demand at year end. We remain confident in the long-term demand across our targeted end markets and in our ability to continue to grow Adjusted EBITDA in the high single digits annually over the next three years.”

Jean-Marc Germain further commented: “2016 concluded our peak capital spending needs and we are focused on realizing the benefits of our investments. Our recent debt refinancing and Wise PIK Notes redemption were steps in the right direction towards addressing our capital structure and increasing our financial flexibility.”

•	Group Summary

	Q4 2016	Q4 2015	Var.	FY 2016	FY 2015	Var.
Shipments (k metric tons)	344	337	2%	1,470	1,478	(1%)
Revenue (€ millions)	1,161	1,122	3%	4,743	5,153	(8%)
Net income / (loss) (€ millions)	(20)	(429)	n.m.	(4)	(552)	n.m.
Adjusted EBITDA (€ millions)	81	76	8%	377	343	10%
Adjusted EBITDA per metric ton (€)	237	224	6%	257	232	11%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures. n.m.: not meaningful

The difference between the sum of reported segment revenue and the Group revenues includes revenue from certain non-core activities, inter-segment eliminations, and the impact of a €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate and includes approximately €3 million of charges incurred in Q3 in connection with changes in the executive management team (see page 13).

For 2016, shipments were in line with the prior period. Revenue for 2016 decreased 8% to €4.7 billion, as a result of lower metal prices. On a like-for-like basis (excluding the impact of movements in London Metal Exchange (LME) metal prices, premiums and currency exchange rates), revenue decreased 4% compared to 2015. The Company reported a net loss for 2016 of €4 million compared to a net loss of €552 million in 2015. The key difference stems from the Wise asset impairment recorded at the end of 2015. Adjusted EBITDA was €377 million in 2016 and Adjusted EBITDA per metric ton was €257, representing an increase of 10% and 11%, respectively, compared to 2015. The higher Adjusted EBITDA and Adjusted EBITDA per ton primarily reflect increased profitability in the AS&I segment and strong operational performance in the P&ARP segment, particularly at Muscle Shoals.

Fourth quarter 2016 shipments were up 2% to 344k metric tons. Revenue for the fourth quarter 2016 was €1.2 billion, an increase of 3% from the fourth quarter 2015, primarily due to higher metal prices. The net loss in the fourth quarter 2016 decreased to €20 million from a net loss of €429 million in the fourth quarter of 2015. Adjusted EBITDA was €81 million in the fourth quarter of 2016, an increase of 8% from the fourth quarter last year. The increase in Adjusted EBITDA primarily reflects the factors noted above, partially offset by a less favorable mix in our A&T segment. Adjusted EBITDA per metric ton grew 6% to €237 in the quarter, compared to €224 in the fourth quarter 2015.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q4 2016	Q4 2015	Var.	FY 2016	FY 2015	Var.
Shipments (k metric tons)	236	239	(1%)	1,013	1,035	(2%)
Revenue (€ millions)	611	576	6%	2,498	2,748	(9%)
Adjusted EBITDA (€ millions)	43	37	19%	201	183	10%
Adjusted EBITDA per metric ton (€)	183	150	22%	199	176	13%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

For 2016, Adjusted EBITDA was €201 million which represented a 10% increase from €183 million in 2015, primarily due to operational improvements, particularly at Muscle Shoals. Adjusted EBITDA per metric ton increased 13% from the prior year to €199. Shipments were slightly lower for the period, reflecting decreases in Packaging rolled products and Specialty and other thin-rolled products, primarily as a result of lower foil stock demand. These decreases were partially offset by an increase of 25kt, or 28%, in Automotive rolled products shipments. Revenue decreased 9% to €2.5 billion, primarily as a result of lower metal prices.

Fourth quarter Adjusted EBITDA grew 19% to €43 million and Adjusted EBITDA per metric ton increased by 22% over the same period in the prior year. In addition to the factors noted above, our European operations benefited from improved price and mix during the current quarter. Shipments were in line with the fourth quarter in 2015. Revenue was up 6% in the quarter due to higher metal prices.

•	Aerospace & Transportation (A&T)

	Q4 2016	Q4 2015	Var.	FY 2016	FY 2015	Var.
Shipments (k metric tons)	59	50	16%	243	231	5%
Revenue (€ millions)	323	310	4%	1,302	1,355	(4%)
Adjusted EBITDA (€ millions)	22	26	(13%)	103	103	0%
Adjusted EBITDA per metric ton (€)	384	509	(25%)	425	445	(4%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

For 2016, Adjusted EBITDA was €103 million in-line with the prior year, while Adjusted EBITDA per ton decreased 4% to €425 from the prior year, as higher volumes and improved costs were offset by a weaker mix. Shipments increased by 5% from the prior year. Revenue decreased 4% for the year primarily reflecting lower average metal prices. The backlog at aerospace manufacturers is high and we remain optimistic regarding the long-term demand in this segment.

Fourth quarter Adjusted EBITDA decreased by 13% to €22 million primarily as a result of weaker price and mix due to temporary softening of demand and increased competition in our transportation and industrial end markets. Softening in demand resulted from excess inventory in the aerospace supply chain. Adjusted EBITDA per metric ton decreased by 25% to €384 from the comparable period in 2015. Q4 2016 shipments increased 16% reflecting higher shipments both in Aerospace and Transportation and industry. Revenue increased by 4% to €323 million, primarily as a result of higher shipments and higher metal prices partially offset by mix effects.

•	Automotive Structures & Industry (AS&I)

	Q4 2016	Q4 2015	Var.	FY 2016	FY 2015	Var.
Shipments (k metric tons)	49	48	4%	217	212	3%
Revenue (€ millions)	233	240	(3%)	1,002	1,047	(4%)
Adjusted EBITDA (€ millions)	21	18	11%	102	80	27%
Adjusted EBITDA per metric ton (€)	423	396	7%	471	380	24%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

For 2016, Adjusted EBITDA was €102 million, an increase of 27% from the prior year, reflecting increased volumes, and improved price and mix due to solid end market demand in both our automotive and industry end markets. Adjusted EBITDA per ton increased 24% to €471 per ton as compared to the prior period. Shipments increased by 3% and revenue decreased 4% as a result of lower LME partially offset by favorable product mix changes.

Fourth quarter 2016 Adjusted EBITDA grew 11% to €21 million for the reasons noted above and Adjusted EBITDA per ton increased 7% as compared to the prior period. Shipments increased 4% to 49kt as compared to last year. Revenue decreased by 3% to €233 million, primarily as a result of product mix changes.

•	Net Income

For 2016, we reported a net loss of €4 million compared to a net loss of €552 million in 2015. The difference is primarily attributable to the asset impairment charges recorded in the fourth quarter of 2015. In addition, in 2016, we generated higher adjusted EBITDA of €377 million (an increase of €34 million from the prior year), recorded unrealized gains on derivative instruments of €71 million (an increase of €91 million from the prior year), and a €20 million gain upon finalization of the post-closing contractual purchase price adjustment for the Wise acquisition, and benefited from a favorable metal price lag of €4 million (an increase of €38 million from the prior year). These favorable items were partially offset by finance costs of €167 million (an increase of €12 million from the prior year), and one-time charges of €20 million in connection with the re-negotiation of terms of a customer contract.

The €457 million impairment charge in 2015 included a €400 million impairment charge against the carrying value of the Wise assets and a €49 million impairment related to our Valais facility in Switzerland.

The increase in finance costs was driven by increased interest expense as a result of the issuance of our Senior Secured Notes in March 2016.

Net income in the fourth quarter 2016 improved to a loss of €20 million from a net loss of €429 million in the fourth quarter of 2015. This change is mainly attributable to asset impairment charges recognized in the fourth quarter 2015.

•	Earnings per share

For 2016, the basic and fully diluted earnings per share were a negative €0.04 versus a negative €5.27 per share for the same period in 2015. Basic and fully diluted losses per share were based on a weighted average number of ordinary shares of 105.5 million and 105.1 million for the years ended December 31, 2016 and 2015, respectively.

For the fourth quarter 2016, the basic and fully diluted earnings per share were a negative €0.19 versus a negative €4.07 for both basic and fully diluted earnings per share in the fourth quarter 2015.

•	Liquidity and cash flow

At December 31, 2016, liquidity was €537 million, comprised of €347 million of cash and cash equivalents and €190 million available under our committed lending facilities and factoring arrangements.

In 2016, we changed the presentation of interest paid in our cash flow statement. Interest paid, which we previously reported in financing cash flows, is now reported in operating cash flows.

In addition, we now report Free cash flow, which we have defined as net cash flows from operating activities less purchases of property, plant and equipment, equity contributions and loans to joint ventures and other investing activities.

Net cash from operating activities decreased by €280 million, to an inflow of €88 million in the year ended December 31, 2016 from an inflow of €368 million for the year ended December 31, 2015. This result reflects the decline in operating cash flow resulting from factoring which contributed €137 million in 2016 versus €335 million in 2015, a €31 million year over year increase in interest paid, and 2015 working capital improvements related to the Wise acquisition that were not repeated in 2016.

Cash flows used in investing activities decreased by €357 million to €365 million for the year ended December 31, 2016 from €722 million for the year ended December 31, 2015. In 2015, cash flows used in investing activities included €348 million attributable to the Wise acquisition.

For 2016, Free cash flow was a negative €293 million compared to a negative €10 million in 2015, reflecting a €280 million decrease in cash flow from operating activities. Capital expenditures were €355 million in 2016 as compared to €350 million in 2015.

Net cash from financing activities was €145 million for the year ended December 31, 2016, a €310 million change from €165 million of cash used in financing activities for the year ended December 31, 2015. In 2016, the €375 million of proceeds from the issuance of the March 2016 Senior Secured Notes was partially offset by the repayment of the Wise PIK Toggle Notes in December 2016 for €148 million. In 2015, the primary financing use was the €211 million repayment relating mainly to the Wise ABL facility.

In the fourth quarter, cash flows from operating activities were zero in the quarter as compared to positive €213 million in the comparable period last year. Factoring contributed €55 million in the fourth quarter 2016 compared to €356 million in the fourth quarter 2015. Capital expenditures were €125 million in the fourth quarter 2016 compared to €102 million in the fourth quarter 2015. Free cash flow was an outflow of €133 million versus an inflow of €102 million in the comparable period of the prior year, reflecting a €235 million decrease in cash flows from operating activities due to factoring noted above and higher capital expenditures in the fourth quarter 2016, compared to the fourth quarter of 2015.

Net debt as of December 31, 2016 was €2,035 million compared with €1,703 million as of December 31, 2015 and cash and cash equivalents totaled €347 million compared to €472 million at the end of 2015.

•	Other Recent Developments

In the first quarter of 2017, we completed a $650 million offering of 6.625% Senior Unsecured Notes due 2025 and the redemption of Wise’s 8.75% Senior Secured Notes due 2018. Together with the redemption of Wise’s $150 million 9  3⁄4 / 10  1⁄2% PIK Toggle Notes due 2019, completed in December 2016, these actions simplify our corporate structure, significantly extend our maturity profile and are expected to reduce our annual interest costs by €27 million.

In addition, we continue to take actions to increase our liquidity and enhance our financial flexibility. We recently extended the maturity of the Wise ABL facility from 2018 to 2020, extended the Wise Factoring Facility to 2018, and upsized to €150 million and extended factoring facilities in Europe to 2021.

•	Upcoming events

Constellium will be hosting its 2017 Analyst Day on March 22 at the New York Stock Exchange. To register or access the live broadcast, please contact investor-relations@constellium.com.

Constellium is introducing its new investor relations application featuring stock price data, latest news, earning results, investor presentations and regulatory filings. The ‘Constellium IR App’ can be downloaded on Apple Store and Google Play.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016. Constellium’s earnings materials for the fiscal year December 31, 2016 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended December 31, 2016 (Unaudited)	Three months ended December 31, 2015 (Unaudited)	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	1,161	1,122	4,743	5,153
Cost of sales	(1,039)	(1,017)	(4,227)	(4,703)

Gross profit	122	105	516	450

Selling and administrative expenses	(64)	(56)	(254)	(245)
Research and development expenses	(10)	(10)	(32)	(35)
Restructuring costs	—	(2)	(5)	(8)
Impairment	—	(435)	—	(457)
Other (losses) / gains—net	(19)	(20)	21	(131)

Income / (loss) from operations	29	(418)	246	(426)

Finance costs—net	(37)	(36)	(167)	(155)
Share of loss of joint-ventures	(6)	(1)	(14)	(3)

(Loss) / Income before income tax	(14)	(455)	65	(584)

Income tax (expense) / benefit	(6)	26	(69)	32

Net loss	(20)	(429)	(4)	(552)

Net (loss) / income attributable to:
Equity holders of Constellium	(20)	(430)	(4)	(554)
Non-controlling interests	—	1	—	2

Net loss	(20)	(429)	(4)	(552)

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF CONSTELLIUM

(in Euros per share)	Three months ended December 31, 2016 (Unaudited)	Three months ended December 31, 2015 (Unaudited)	Year ended December 31, 2016	Year ended December 31, 2015
Basic	(0.19)	(4.07)	(0.04)	(5.27)
Diluted	(0.19)	(4.07)	(0.04)	(5.27)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended December 31, 2016 (Unaudited)	Three months ended December 31, 2015 (Unaudited)	Year ended December 31, 2016	Year ended December 31, 2015
Net loss	(20)	(429)	(4)	(552)

Other comprehensive income / (loss)
Items not to be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	83	—	(20)	(7)
Income tax on remeasurement on post-employment benefit obligations	(25)	25	2	20
Cash flow hedge	—	—	—	(9)
Income tax on cash flow hedge	—	—	—	3
Items to be reclassified subsequently to the consolidated income statement
Cash flow hedge	(25)	—	(27)	—
Income tax on cash flow hedge	8	—	9	—
Currency translation differences	4	11	6	34

Other comprehensive income / (loss)	45	36	(30)	41

Total comprehensive income / (loss)	25	(393)	(34)	(511)

Attributable to:
Equity holders of Constellium	25	(394)	(34)	(513)
Non-controlling interests	—	1	—	2

Total comprehensive income / (loss)	25	(393)	(34)	(511)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Assets
Current assets
Cash and cash equivalents	347	472
Trade receivables and other	355	365
Inventories	591	542
Other financial assets	117	70

	1,410	1,449

Non-current assets
Property, plant and equipment	1,477	1,255
Goodwill	457	443
Intangible assets	79	78
Investments accounted for under equity method	16	30
Deferred income tax assets	252	270
Trade receivables and other	47	53
Other financial assets	49	37

	2,377	2,166

Assets classified as held for sale	—	13

Total assets	3,787	3,628

Liabilities
Current liabilities
Trade payables and other	839	867
Borrowings	107	169
Other financial liabilities	34	107
Income tax payable	13	6
Provisions	42	44

	1,035	1,193

Non-current liabilities
Trade payables and other	59	54
Borrowings	2,361	2,064
Other financial liabilities	30	14
Pension and other post-employment benefit obligations	735	701
Provisions	107	119
Deferred income tax liabilities	30	10

	3,322	2,962

Liabilities classified as held for sale	—	13

Total liabilities	4,357	4,168

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(743)	(715)

Equity attributable to equity holders of Constellium	(579)	(551)
Non-controlling interests	9	11

Total equity	(570)	(540)

Total equity and liabilities	3,787	3,628

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive (loss) / income	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive income / (loss)	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with Equity holders
Share-based compensation	—	—	—			4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net loss	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income / (loss)	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	5	—	5	—	5
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net loss	—	—	—	—	—	—	(4)	(4)	—	(4)
Other comprehensive (loss) / income	—	—	(18)	(18)	6	—	—	(30)	—	(30)

Total comprehensive income / (loss)	—	—	(18)	(18)	6	—	(4)	(34)	—	(34)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	6	—	6	—	6
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended December 31, 2016 (Unaudited)	Three months ended December 31, 2015 (Unaudited)	Year ended December 31, 2016	Year ended December 31, 2015
Net loss	(20)	(429)	(4)	(552)
Adjustments
Depreciation and amortization	46	41	155	140
Finance costs – net	37	36	167	155
Income tax expense / (benefit)	6	(26)	69	(32)
Share of loss of joint-ventures	6	1	14	3
Unrealized (gains) / losses on derivatives – net and from remeasurement of monetary assets and liabilities – net	(8)	(8)	(74)	23
Losses / (gains) on disposal and assets classified as held for sale	10	(2)	10	5
Impairment	—	435	—	457
Other – net	—	1	(14)	5
Interest paid*	(72)	(54)	(174)	(143)
Income tax paid	(3)	—	(14)	(9)
Change in trade working capital
Inventories	(21)	21	(42)	149
Trade receivables	81	250	28	343
Margin calls	—	—	—	1
Trade payables	(60)	(48)	(18)	(161)
Change in provisions and pension obligations	1	—	(5)	(20)
Other working capital	(3)	(5)	(10)	4

Net cash flows from operating activities	—	213	88	368

Purchases of property, plant and equipment	(125)	(102)	(355)	(350)
Acquisitions of subsidiaries net of cash acquired	1	—	21	(348)
Proceeds from disposals net of cash	—	—	(5)	4
Equity contributions and loans to joint-ventures	(10)	(10)	(37)	(34)
Other investing activities	2	1	11	6

Net cash flows used in investing activities	(132)	(111)	(365)	(722)

Net Proceeds from issuance of Senior Notes	—	—	375	—
Repayments of Senior Notes / term loan	(148)	—	(148)	—
Proceeds / (Repayments) from revolving credit facility and other loans	2	14	(69)	(211)
Payment of deferred financing costs and exit costs	(7)	(1)	(19)	(2)
Transactions with non-controlling interests		1	(2)	3
Other financing activities	13	30	8	45

Net cash flows (used in) / from financing activities	(140)	44	145	(165)

Net (decrease) / increase in cash and cash equivalents	(272)	146	(132)	(519)
Cash and cash equivalents—beginning of period	618	332	472	991
Cash and cash equivalents classified as held for sale – beginning of period	—	—	4	—
Effect of exchange rate changes on cash and cash equivalents	1	(2)	3	4

Cash and cash equivalents—end of period	347	476	347	476

Less: Cash and cash equivalents classified as held for sale	—	(4)	—	(4)

Cash and cash equivalents as reported in the consolidated Statement of financial position	347	472	347	472

*	In 2016, we changed the presentation of interest paid in our cash flow statement. Interest paid, which was previously reported as financing cash flows, is now reported as operating cash flows. Prior year numbers were reclassified to conform to the current year presentation.

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended December 31, 2016	Three months ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2015
P&ARP	43	37	201	183
A&T	22	26	103	103
AS&I	21	18	102	80
Holdings and Corporate	(5)	(5)	(29)	(23)

Total Adjusted EBITDA	81	76	377	343

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended December 31, 2016	Three months ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2015
Packaging rolled products	198	202	856	880
Automotive rolled products	28	23	113	88
Specialty and other thin-rolled products	10	14	44	67
Aerospace rolled products	30	27	118	116
Transportation, industry, and other rolled products	29	23	125	115
Automotive extruded products	23	23	99	97
Other extruded products	26	25	118	115
Other	—	—	(3)	—

Total shipments	344	337	1,470	1,478

(in millions of Euros)
Packaging rolled products	492	456	2,003	2,205
Automotive rolled products	85	67	320	275
Specialty and other thin-rolled products	34	53	175	268
Aerospace rolled products	212	207	819	862
Transportation, industry, and other rolled products	111	103	483	493
Automotive extruded products	128	133	537	544
Other extruded products	105	107	465	503
Other*	2	4	(11)	29
Inter-segment eliminations	(8)	(8)	(48)	(26)

Total revenue	1,161	1,122	4,743	5,153

*	Includes €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2016	Three months ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2015
Net loss	(20)	(429)	(4)	(552)
Income tax expense / (benefit)	6	(26)	69	(32)
Income / (loss) before income tax	(14)	(455)	65	(584)
Finance costs – net	37	36	167	155
Share of loss of joint-ventures	6	1	14	3
Income / (loss) from operations	29	(418)	246	(426)
Depreciation and amortization	46	41	155	140
Impairment	—	435	—	457
Restructuring costs	—	2	5	8
Unrealized (gains) / losses on derivatives	(6)	(8)	(71)	20
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(2)	—	(3)	3
Losses / (gains) on disposal and assets classified as held for sale	10	(2)	10	5
Loss on Ravenswood OPEB plan amendments	—	1	—	5
Share based compensation	1	2	6	7
Metal price lag(A)	(7)	12	(4)	34
Start-up and development costs(B)	9	2	25	21
Manufacturing system and process transformation costs(C)	1	5	5	11
Wise integration and acquisition costs	—	3	2	14
Wise one-time costs(D)	—	—	20	38
Wise purchase price adjustment(E)	(1)	—	(20)	—
Other(F)	1	1	1	6

Adjusted EBITDA	81	76	377	343

(A)	Metal price lag represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(B)	For the year ended December 31, 2016 and 2015, start-up costs relating to new sites and business development initiatives includes respectively €20 million and €16 million related to BiW/ABS growth projects both in Europe and the U.S.
(C)	For the years ended December 31, 2016 and 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(D)	For the year ended December 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms. For the year ended December 31, 2015, Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (effects of purchase price adjustment for €12 million), to losses incurred on the unwinding of Wise previous hedging policies (€4 million) and to Midwest premium losses (€22 million).
(E)	For the year ended December 31, 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized. We received a cash payment of €21 million and recorded €20 million gain, net of costs.
(F)	For the year ended December 31, 2016, other includes individually immaterial other adjustments, offset by €4 million of insurance proceeds.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended December 31, 2016	Three months ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2015
Net cash flows from operating activities*	—	213	88	368
Purchases of property, plant and equipment	(125)	(102)	(355)	(350)
Equity contributions and loans to joint-ventures	(10)	(10)	(37)	(34)
Other investing activities	2	1	11	6

Free cash flow	(133)	102	(293)	(10)

*	In 2016, we changed the presentation of interest paid in our cash flow statement. Interest paid, which was previously reported as financing cash flows, is now reported as operating cash flows. Prior year numbers were reclassified to conform to the current year presentation.

Accordingly €174 million and €143 million of interest paid for the years ended December 31, 2016 and 2015 and €72 million and €54 million for the three month periods ended December 31, 2016 and 2015 respectively, are included in net cash flows from operating activities.

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Borrowings	2,468	2,233
Fair value of cross currency interest swaps	(77)	(47)
Cash and cash equivalents	(347)	(472)
Cash pledged for issuance of guarantees	(9)	(11)

Net debt	2,035	1,703

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.